UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 11-K/A

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to____________

Commission file number 33-31502

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LA-Z-BOY INCORPORATED RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LA-Z-BOY INCORPORATED
1284 North Telegraph Road
Monroe, Michigan 48162
Telephone (734) 242-1444

Explanatory Note:

This amendment is filed for the sole purpose of correcting a clerical error in Note 4 in the Notes to Financial Statements and the dates on the required information index.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LA-Z-BOY INCORPORATED RETIREMENT SAVINGS PLAN

By La-Z-Boy Incorporated Plan Administrator

Date: July 13, 2004	/s/LOUIS M. RICCIO, JR.

Louis M. Riccio, Jr.
Corporate Controller On behalf of the registrant and as Chief Accounting Officer

La-Z-Boy Incorporated
Retirement Savings Plan

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
La-Z-Boy Incorporated Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of La-Z-Boy Incorporated Retirement Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule H, line 4i - Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

June 28, 2004
Toledo, Ohio

La-Z-Boy Incorporated Retirement Savings Plan	3

Statement of Net Assets Available for Benefits

	December 31,

	2003	2002

Assets
Investments, at fair value	$174,303,974	$64,401,009
Cash	0	50,107,766
Interest/dividends receivable	0	775

Net assets available for benefits	$174,303,974	$114,509,550

The accompanying notes are an integral part of these financial statements.

La-Z-Boy Incorporated Retirement Savings Plan	4

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Additions to net assets attributed to:
Investment income:
Interest	$720,285
Dividends	1,035,129
Net appreciation in fair value of investments	4,723,344

6,478,758
Contributions:
Employee deferrals	14,477,976
Employer match	5,220,867
Transfers from other qualified plans	52,851,444
Rollovers	332,691

72,882,978

Total additions	79,361,736

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	19,482,289
Administrative Expenses	85,023

Total deductions	19,567,312

Net increase	59,794,424
Net assets available for benefits:
Beginning of year	114,509,550

End of year	$174,303,974

The accompanying notes are an integral part of these financial statements.

La-Z-Boy Incorporated Retirement Savings Plan	5

Notes to Financial Statements

1.	Description of the Plan

The following description of the La-Z-Boy Incorporated Retirement Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

La-Z-Boy Incorporated (the Company) sponsors the Plan, which is a defined contribution plan covering eligible participants.  The Plan is administered by a Central Board of Administration (the Board) appointed by the Board of Directors of the Company.  The Investment Performance Review Committee oversees the investment options selected for the Plan.  Prior to 2002, the Company had appointed Key Trust Company of Ohio, N.A. (Key Trust), as the Plan’s trustee.  In June 2002, it was announced that Key Trust would discontinue its employee benefit plan services.  During 2002, the Board selected Putnam Fiduciary Trust Company (Putnam) as the successor trustee of the Plan.  Assets of the Plan were transferred from Key Trust to Putnam on January 2, 2003.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

Effective July 1, 2002, employees who have completed at least 90 days of service following their first day of employment and have attained the age of eighteen are eligible to become participants effective as of the next day they meet these requirements, with the exception of the Company’s ineligible subsidiaries.  Prior to July 1, 2002, employees who had completed 1,000 hours of service in a six month period and had attained age eighteen were eligible to become participants as of January 1 or July 1 following their qualification, with the exception of employees of the Company’s ineligible subsidiaries.

Vesting

Participants are always fully vested in their own deferral accounts.  Participants become vested 25% in employer matching contributions after one year of service and vest an additional 25% each year thereafter, becoming 100% vested after four years.  Participants become 100% vested in the employer matching contribution upon attaining the age of 55.

Contributions

Contributions to the Plan consist of the following:

a.

effective July 1, 2002, participants were permitted to make elective participant compensation deferral contributions in an amount up to ninety-nine percent of eligible compensation, not to exceed $11,000. In 2003, the limit was raised to $12,000.

La-Z-Boy Incorporated Retirement Savings Plan	6

Notes to Financial Statements

1.	Description of the Plan (continued)

Contributions (continued)
b.

prior to July 1, 2002, authorized participant compensation deferral contributions in an amount up to fifteen percent of eligible compensation for participants who were classified as factory hourly or employees of the Sam Moore division, or up to seven percent for those participants who were classified as executive, salaried, office hourly or factory supervisor; or the adjusted equivalent of $10,500, whichever was less.

c.

the Plan provides for employer matching contributions, with the exception of employees of the Sam Moore division, who are not eligible for an employer matching contribution.  Supplemental employer matching contributions based upon a number of factors including age, years of service, employee classification (factory hourly, factory supervisor, executive, salaried, office hourly) and division of the Company are provided for in the Plan.  Most employer contributions are made to the Company Stock Fund, which consists of La-Z-Boy Incorporated common stock and money market investments, and remain in that fund until retirement or withdrawal from the Plan, or until a participant attains the age of fifty and elects to diversify their fund, as allowed by the Plan.

	d.	any forfeiture restoration amount; and

e.

amounts that participants have the ability, under certain circumstances, to contribute that have been received as distributions from pension benefit plans or “rollovers” from selected eligible individual retirement arrangements.

However, total individual participant contributions shall not exceed the lesser of:

	f.	ninety-nine percent of the eligible compensation of the participant during the plan year; or

	g.	the aggregate individual participant limitations set forth under Section 415 of the Internal Revenue Code (IRC).

The forfeited, nonvested portion of a terminated participant’s account may be used to reduce the Company’s matching contribution.  During 2003 and 2002, $86,068 and $126,979, respectively, of employer matching contributions were forfeited by terminated employees before those amounts became vested.  During 2003 and 2002, forfeited nonvested balances in the amounts of $86,035 and $169,800, respectively, were used to offset the Company’s matching contributions.

La-Z-Boy Incorporated Retirement Savings Plan	7

Notes to Financial Statements

1.	Description of the Plan (continued)

Voting Rights and Dividends

Each participant that has an interest in the Company Stock Fund is entitled to exercise voting rights attributable to the shares allocated to his or her Company Stock Fund account and is notified by the trustee prior to the time that such rights are to be exercised.  If the trustee does not receive timely instructions, the trustee itself or by proxy shall vote all such shares in the same ratio as the shares with respect to which instructions were received from participants.

Each participant that has a vested interest in the Company Stock Fund may elect to receive cash dividends that are paid on shares of Company stock.  Cash dividends that are distributed under this election shall be paid not later than ninety days after the close of the Plan year in which the cash dividends are paid.  If a participant does not elect to receive cash dividends, cash dividends that are paid on shares of Company stock are reinvested in the Company Stock Fund.

Plan Benefits

Participants having at least four years of service under the Plan or attaining the age of 55, are entitled to the full value of their accounts. The value of a participant’s account will be paid as soon as administratively feasible after the date on which he or she terminates or retires.

If a participant’s total vested account balance is $5,000 or less, the benefit payment will be made in the form of a lump sum cash payment. The participant also may elect to receive the entire portion of their account that is invested in the Company Stock Fund in cash or in La-Z-Boy Incorporated common stock. Participants are entitled to receive benefit payments in one or more of the following methods:

	(1)	Lump sum payment

	(2)	Payments over a certain period in monthly installments which shall not extend beyond the earlier of the participant’s life expectancy or the limited distribution period.

	(3)	A participant who is a former employee of LADD Furniture, Inc. (a subsidiary of the Company) may also elect to receive benefits in the form of an annuity or partial distribution.

Death Benefits
Upon the death of a participant, the value of his or her account becomes fully vested. As soon as administratively feasible thereafter, the value of the participant’s account will be paid to any beneficiary designated by the participant or as stipulated in the Plan.

La-Z-Boy Incorporated Retirement Savings Plan	8

Notes to Financial Statements

1.	Description of the Plan (continued)

Disability Benefits

Participants who become totally and permanently disabled are eligible for disability retirement benefits.  The participant shall have the value of his or her account fully vested and payable in the same manner as normal retirement benefits.

Hardship or Financial Need

Upon application by the participant, the Board may direct distribution of such participant’s funds to alleviate extreme hardship.  In no event shall the amount exceed 100% of the Participant’s Elective Account. The distribution shall be subject to personal income and excise taxes.

A participant may also apply to borrow an amount not less than $1,000 or greater than the lesser of $50,000 or fifty percent of the participant’s vested account balance in the Plan.  Terms of the loans are limited to five years, unless used for the purchase of a principal residence.  Interest rates on loans granted bear interest at commercially reasonable rates.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Expenses of the Plan

Trustee fees are paid by the Plan.  Investment management fees are paid by Plan participants based on participation in the various funds.  All other Plan expenses, including administrative and professional fees, are paid by the Company.

Investments

Investments in securities traded on a national securities exchange are valued based on published quotations on the last business day of the plan year.  Securities not so traded are valued at the latest available and appropriate bid price on that date.  Mutual fund investments are valued based on the market value of the underlying investments as of the last business day of the plan year.  Participant loans receivable are valued at cost which approximates fair value.

La-Z-Boy Incorporated Retirement Savings Plan	9

Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Net Appreciation and Depreciation of Investments

Realized gains and losses are calculated by subtracting the proceeds from the sale of investments during the plan year from the fair value of the investments at the beginning of the plan year, or at the time of purchase if acquired during the plan year.  Unrealized appreciation and depreciation of investments is calculated by taking the fair value of the investments at the end of the plan year less the fair value of the investments at the beginning of the plan year, or at the time of purchase if acquired during the plan year.

Allocation of Assets

Participant compensation deferral contributions are allocated to individual participant accounts each pay period.  Company matching contributions are allocated to individual participant accounts monthly.  Changes in the fair market value of investments and gains and losses on the disposition of investments, and investment income are allocated to individual participant accounts on a daily basis in proportion to their account balance.

3.	Investment Options
The Plan provides participants with several mutual fund investment options as well as the Company Stock Fund, which consists primarily of La-Z-Boy Incorporated common stock.

Participant fund allocations are made in increments of five percent and participants may change their allocation of contributions among the investment options and transfer amounts between investment options on a daily basis.  The Company’s matching contribution is made in the Company’s common stock.

4.	Investments
The following presents investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2003:

La-Z-Boy Incorporated common stock	$55,598,017	*
Putnam Money Market Fund	20,968,588
One Group Bond Fund	19,125,075
The George Putnam Fund of Boston	17,957,263
Participant Loans	13,223,962
Putnam S&P 500 Index Fund	11,977,398
Van Kampen Growth Fund	10,633,781
Putnam Voyager Fund	9,811,918

La-Z-Boy Incorporated Retirement Savings Plan	10

Notes to Financial Statements

4.	Investments (continued)

The following presents investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2002:

La-Z-Boy Incorporated common stock	$52,284,241	*
Cash	50,107,766
Participant loans	10,851,951

* Includes both participant-directed and nonparticipant-directed investments

During 2003, the Plan’s investments (including net appreciation and depreciation on investments bought and sold, as well as held during the year) appreciated by $4,723,344 as follows:

Mutual funds	$12,197,085
La-Z-Boy Incorporated common stock	(7,473,741)

$4,723,344

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to Company Stock Fund, which contains both participant-directed and nonparticipant-directed investments, is as follows:

	December 31,

	2003	2002

Net assets:
Company Stock Fund	$55,598,017	$52,883,015

Year Ended December 31, 2003

Changes in net assets:
Contributions	$7,379,572
Dividends	1,037,776
Transferred assets from other plans	7,519,276
Transfer to other participant-directed investments	(880,297)
Benefits Paid to Participants	(4,850,514)
Administrative Expenses	(17,070)
Net depreciation	(7,473,741)

$2,715,002

La-Z-Boy Incorporated Retirement Savings Plan	11

Notes to Financial Statements

6.	Party-in-interest

Investments in the Company Stock Fund consist of 2,650,048 and 2,180,327 shares of La-Z-Boy Incorporated common stock at December 31, 2003 and 2002, respectively.  Shares for this fund are purchased on the open market by Putnam or are issued by the Company at fair market value.  At December 31, 2003, the Plan held certain investments in mutual funds managed by Putnam.  Purchases and sales of these mutual funds are open market transactions at fair value.  Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under the IRC and ERISA.

7.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by a letter dated June 10, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, all amounts previously allocated to the participants shall be fully vested subject only to any charge or lien, which may then or thereafter exist and be due to the Trustee.

9.	Risks and Uncertainties

The Plan’s invested assets ultimately consist of mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

La-Z-Boy Incorporated common stock, included in the Company Stock Fund, accounts for approximately 32% and 46% of the net assets available for benefits of the Plan at December 31, 2003 and 2002, respectively.  Fluctuations in the price of La-Z-Boy Incorporated common stock would materially affect the participants’ account balances and the net assets available for benefits of the Plan as a whole.

La-Z-Boy Incorporated Retirement Savings Plan	12

Notes to Financial Statements

10.	Plan Amendments

Assets of the Plan were transferred from Key Trust to Putnam on January 2, 2003. Concurrent with the change of trustees, the Plan was amended and restated to consolidate the LZB Retail, Inc. Matched Retirement Savings Plan, the Retirement Savings Plan for Employees of LADD Furniture, Inc., and the England, Inc. 401(k) Retirement Plan and Trust.  Upon restatement, the Plan name was changed to the La-Z-Boy Incorporated Retirement Savings Plan.

Effective January 1, 2002, the Plan was amended and restated to comply with several recent legislative actions.  Additionally, effective January 1, 2002, the Plan was amended to allow participation by eligible employees of Bauhaus, USA, Inc., a wholly owned subsidiary of the Company, who previously participated in the Bauhaus, USA, Inc. 401(k) Plan.  In February 2002, the Plan was amended to convert the Company Stock Fund component of the Plan to a non-leveraged employee stock ownership plan, satisfying the requirements of IRC Sections 401(a), 409 and 4975(e)(7).

La-Z-Boy Incorporated Matched Retirement Savings Plan Plan Number 015 EIN 38-0751137

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

Identity of Issuer or Borrower	Description of Investment	Cost**	Current Value

* La-Z-Boy Incorporated	Common Stock	$44,598,958	$55,598,017
* Putnam Money Market Fund	Money Market fund		20,968,588
* One Group Bond Fund	Bond fund		19,125,075
* George Putnam Fund of Boston	Balanced fund		17,957,263
* Participant Loans	Interest rates ranging from 5.0% through 10.5% Maturity dates ranging from 2004 through 2015		13,223,962
* Putnam S&P 500 Index Fund	S&P 500 Index fund		11,977,398
* Van Kampen Growth Fund	Mid/Small Cap Growth fund		10,633,781
* Putnam Voyager Fund	Large Cap Growth fund		9,811,918
* Harbor Capital International Fund	International equity fund		4,361,271
* Fidelity Investments Freedom Funds	Lifestyle funds		4,047,967
* Putnam Equity Income Fund	Large Cap Value fund		3,664,273
* Victory/Diversified Stock Fund	Large Cap Core fund		1,867,093

La-Z-Boy Incorporated Matched Retirement Savings Plan Plan Number 015 EIN 38-0751137

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

* Lord Abbott Mid Cap Value Fund	Mid/Small Cap Value fund	1,055,471

* Putnam Fiduciary Trust Company	Pending Account	11,897

		$174,303,974

*	Putnam Fiduciary Trust Company, La-Z-Boy Incorporated and participants are known parties-in-interest of the Plan.

**	Cost information for participant-directed investments has been omitted, as permitted by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-03097) of La-Z-Boy Incorporated of our report dated June 28, 2004 relating to the financial statements of the La-Z-Boy Incorporated Retirement Savings Plan, which appears in this Form 11-K/A.

/s/PricewaterhouseCoopers LLP

Toledo, Ohio
July 13, 2004